Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended September 30,
	2009	2008
Net Income	$100,800,000	$63,151,000

Basic weighted average shares outstanding	82,746,244	87,019,210
Diluted weighted average shares outstanding	82,843,574	87,811,267
Basic net income per share	$1.22	$0.73

Diluted net income per share	$1.22	$0.72

	Nine months ended September 30,
	2009	2008
Net Income	$291,624,000	$315,050,000

Basic weighted average shares outstanding	83,114,675	89,082,094
Diluted weighted average shares outstanding	83,114,675	90,203,742
Basic net income per share	$3.51	$3.54

Diluted net income per share	$3.51	$3.49